UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 2011

ROSETTA GENOMICS LTD.
 (Exact name of registrant as specified in its charter)

Israel
(State or Other Jurisdiction of Incorporation)

10 Plaut Street, Science Park
Rehovot 76706 POB 4059
Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:
                                         Ö Form 20-F         ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:         ☐ Yes         No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

Rosetta Genomics Ltd.

Receipt of NASDAQ Determination Letters

On February 7, 2011, the Rosetta Genomics, Ltd. (the “Company”) received notice that the Listing Qualifications Staff (the “Staff”) of The NASDAQ Stock Market (“NASDAQ”) had determined to grant the Company’s request for an extension to regain compliance with NASDAQ Listing Rule 5550(b), which requires companies listed on The NASDAQ Capital Market to maintain a minimum of $2,500,000 in stockholders’ equity (or $35,000,000 in market value of listed securities or $500,000 in net income from continuing operations). Under the terms of the extension, the Company must achieve certain milestones toward regaining compliance by February 28, 2011 and April 29, 2011, and ultimately demonstrate its full compliance with Listing Rule 5550(b) upon the filing of the periodic report that includes results for the quarter ending June 30, 2011, with the Securities and Exchange Commission.

While the Company is diligently working to regain compliance with Listing Rule 5550(b), there can be no assurance that the Company will be able to do so within the time period afforded by the Staff. If the Company does not timely satisfy the terms of the extension, the Staff will provide written notification that the Company’s securities are subject to delisting. At that time, the Company may appeal the Staff's determination to a Listing Qualifications Panel (“Panel”). The filing of an appeal would stay any delisting action until the Panel renders a determination following the hearing.

In addition, on February 7, 2011, the Company received notice from the Staff indicating that the bid price of the Company’s common stock had closed below the minimum $1.00 per share threshold set forth in NASDAQ Listing Rule 5550(a)(2) for the prior 30 consecutive business days and, in accordance with the NASDAQ Listing Rules, the Staff had granted the Company a 180 calendar day period, through August 8, 2011, to regain compliance with that requirement. The Company may achieve compliance with NASDAQ’s bid price requirement by evidencing a closing bid price of at least $1.00 per share for a minimum of 10 consecutive business days on or before August 8, 2011. In addition, should the Company satisfy the criteria for initial listing on The NASDAQ Capital Market (except for the $1.00 bid price and $15 million market value of publicly held shares requirements for continued listing) as of August 8, 2011, the Company will be entitled to a second 180-calendar day period, through February 6, 2012, to regain compliance with the minimum bid price requirement.

The bid price notification has no immediate effect on the Company’s listing or the trading of the Company’s common stock on NASDAQ. If the Company does not regain compliance during the 180-day compliance period and is not eligible for a second 180-day compliance period, the Staff will provide the Company with written notice that the Company’s common stock is subject to delisting. However, in such event, the Company may appeal the Staff’s determination to a Panel. The filing of an appeal would stay any delisting action until the Panel renders a determination following a hearing.

On February 8, 2011, the Company issued a press release announcing receipt of the Staff’s determination letters. A copy of the press release is filed as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

Other Events

In addition, on February 3, 2011, the Company issued a press release announcing the online publication of a study entitled “Accurate Classification of Metastatic Brain Tumors Using a Novel MicroRNA-Based Test.” The February 11, 2011 print edition of The Oncologist. A copy of the press release is filed as Exhibit 99.2 to this Form 6-K and incorporated by reference herein.

The information contained in this Report (including the Exhibits) is hereby incorporated by reference into the Rosetta Genomics Registration Statements on Form F-3, File Nos. 333-159955, 333-163063 and 333-171203.

Exhibits

Exhibit
Number	Description of Exhibit
99.1	Press release dated February 8, 2011.
99.2	Press release dated February 3, 2011.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: February 8, 2011	By:	/s/ Tami Fishman Jutkowitz
Tami Fishman Jutkowitz General Counsel